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SECURITIE 10030896 ...N
W...ngton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53661

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cedar Creek Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

309 N. Water Street
(No. and Street)

Milwaukee (City) WI (State) 53202 (Zip Code)

CHRISTINE R. SCHUELLER NOTARY PUBLIC STATE OF WISCONSIN

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ian Scott (414) 226-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name – *if individual, state last, first, middle name*)

1800 E. Main Street, Suite 100 (Address) Waukesha (City) WI (State) 53186 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ian Scott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cedar Creek Securities, Inc., as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



CHRISTINE R. SCHUELLER
NOTARY
PUBLIC
STATE OF WISCONSIN

Notary Public exp 5-13-2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cedar Creek Securities, Inc.

Annual Report

March 31, 2010

Table of Contents



WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

EDWARD J WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
NILTJE M. HUDZ, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA

Independent Auditor's Report

Board of Directors
Cedar Creek Securities, Inc.
309 N. Water Street
Milwaukee, Wisconsin 53202

Board of Directors:

We have audited the accompanying balance sheets of Cedar Creek Securities, Inc. as of March 31, 2010 and 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cedar Creek Securities, Inc. as of March 31, 2010 and March 31, 2009 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolbrinz, Bozeman & Co., S.C.

Waukesha, Wisconsin
May 19, 2010

Cedar Creek Securities, Inc.
Balance Sheets
March 31, 2010 and March 31, 2009

Assets

	2010	2009
Current Assets:		
Cash and cash equivalents	$ 187,019	$ 65,667
Receivables from brokers	-	1,266
Receivables - other	15,000	15,000
Prepaid expenses	2,335	4,183
Total Current Assets	204,354	86,116
Property and Equipment:		
Office furniture, fixtures, and equipment	21,657	17,235
Leasehold improvements	715	715
Capitalized lease	16,567	16,567
Less: accumulated depreciation	(10,609)	(7,104)
Net Property and Equipment	28,330	27,413
Other Assets:		
Deposits	6,031	6,031
Organization Costs	21,000	15,000
Less: accumulated amortization	(2,483)	(1,083)
Total Other Assets	24,548	19,948
Total Assets	$ 257,232	$ 133,477

See notes to financial statements.

Cedar Creek Securities, Inc.
Balance Sheets
March 31, 2010 and March 31, 2009

Liabilities and Stockholders' Equity

	2010	2009
Current Liabilities:		
Current portion - long term debt	$ 3,820	$ 3,542
Accounts payable	10,515	5,448
Credit card payable	9,495	9,629
Accrued payroll	5,415	4,407
Accrued commissions payable	75,478	1,565
Total Current Liabilities	104,723	24,591
Long Term Debt (Net of Current Portion)	1,212	4,802
Total Liabilities	105,935	29,393
Stockholders' Equity:		
Common stock	600,193	370,693
Retained earnings (deficit)	(437,716)	(255,429)
Treasury stock	(11,180)	(11,180)
Total Stockholders' Equity	151,297	104,084
Total Liabilities and Stockholders' Equity	$ 257,232	$ 133,477

See notes to financial statements.

Cedar Creek Securities, Inc.
Statements of Operations
For the Years Ended March 31, 2010 and March 31, 2009

	2010	2009
Revenue:		
Commissions	$ 248,803	$ 161,979
Total Revenue	248,803	161,979
Expenses:		
Amortization	1,400	1,000
Bank service charges	209	420
Clearing charges	2,343	15,983
Commissions	152,007	87,058
Depreciation	3,505	2,739
Donations	-	200
Dues & subscriptions	-	171
Equipment and furniture rental	15,007	14,251
Equipment repairs and maintenance	1,078	2,242
Insurance	14,369	13,015
Marketing	243	11,665
Miscellaneous	168	177
Occupancy	61,071	6,467
Office supplies	2,217	5,189
Payroll	134,837	112,030
Payroll taxes	12,756	13,431
Personal property taxes	100	54
Postage and delivery	1,233	2,914
Printing and reproduction	693	181
Professional development	450	606
Professional services	13,130	19,652
Quote service	-	1,785
Registration fees and licenses	9,329	5,379
Telephone	8,045	8,529
Travel & entertainment	2,608	6,132
Total Expenses	436,798	331,270
Net Loss from Operations	(187,995)	(169,291)

See notes to financial statements.

Cedar Creek Securities, Inc.
Statements of Operations
For the Years Ended March 31, 2010 and March 31, 2009

	2010	2009
Other Income (Expense):		
Loss on disposition of assets	-	(1,371)
Interest income	1,326	1,581
Refunds	-	75
Other income	7,131	1,500
Interest expense	(2,749)	(1,779)
Total Other Income (Expense)	5,708	6
Net Loss	$ (182,287)	$ (169,285)

See notes to financial statements.

Cedar Creek Securities, Inc.
Statements of Changes in Stockholders' Equity
For the Years Ended March 31, 2010 and March 31, 2009

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Treasury Stock	Total Stockholders' Equity
Balance, March 31, 2008	$ 307,693	$ -	$ (86,144)	$ (11,180)	$ 210,369
Private Placement Memorandum	63,000	-	-	-	63,000
Net Loss	-	-	(169,285)	-	(169,285)
Balance, March 31, 2009	$ 370,693	$ -	$ (255,429)	$ (11,180)	$ 104,084
Private Placement Memorandum	229,500	-	-	-	229,500
Net Loss	-	-	(182,287)	-	(182,287)
Balance, March 31, 2010	$ 600,193	$ -	$ (437,716)	$ (11,180)	$ 151,297

See notes to financial statements.

Cedar Creek Securites, Inc.
Statements of Cash Flows
For the Years Ended March 31, 2010 and March 31, 2009

	2010	2009
Cash Flows From Operating Activities:		
Net Loss	$ (182,287)	$ (169,285)
Adjustments to Reconcile Net Loss to Net Cash Provided by (Used in) Operating Activities:		
Depreciation and amortization	4,905	3,739
Loss on sale of investment	-	809
Loss on disposal of assets	-	562
(Increase) decrease in assets:		
Receivables from brokers	1,266	746
Prepaid expenses	1,848	(2,226)
Security deposits	-	(6,031)
Other deposits	-	1,125
Increase (decrease) in liabilities:		
Accounts payable	5,067	2,471
Credit card payable	(134)	(1,160)
Accrued payroll	1,008	(3,093)
Accrued commissions payable	73,913	(4,976)
Net Cash Used in Operating Activities	(94,414)	(177,319)
Cash Flows From Investing Activities:		
Purchases of property and equipment	(4,422)	(26,261)
Proceeds from sale of investments	-	49
Net Cash Used in Investing Activities	(4,422)	(26,212)
Cash Flows From Financing Activities:		
Cost of private placement memorandum	(6,000)	-
Sale of commom stock	229,500	63,000
Proceeds from debt	-	11,152
Payments on debt	(3,312)	(2,808)
Net Cash Provided by Financing Activities	220,188	71,344
Net Increase (Decrease) in Cash	121,352	(132,187)
Cash - Beginning of year	65,667	197,854
Cash - End of year	$ 187,019	$ 65,667

See notes to financial statements.

Cedar Creek Securites, Inc.
Statements of Cash Flows
For the Years Ended March 31, 2010 and March 31, 2009

	2010	2009
Supplementary Disclosures of Cash Flow Information:		
Cash paid during the period for		
Interest	$ 2,749	$ 1,779
Income taxes	$ -	$ -

See notes to financial statements.

Cedar Creek Securities, Inc.
Notes To Financial Statements
March 31, 2010 and 2009

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was incorporated in the state of Wisconsin on March 22, 2001. The Company is registered with the Securities and Exchange Commission and it is a member of (i) the Financial Industry Regulatory Authority, or "FINRA" (created in 2007 through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration operations of the New York Stock Exchange) and (ii) the Securities Investors Protection Corporation ("SIPC"). The Company's principal business activities consist of the sale of stocks, bonds, options, mutual funds, CD's, annuities and private placements.

Cash Equivalents

Cash equivalents are defined as certificates of deposit and U.S. government, obligations which mature in less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Property and Equipment

Property and equipment are recorded at cost, and depreciated using the straight-line method over various lives between five and fifteen years.

Bad Debts

The Company uses the direct write-off method to account for bad debts. As such, they are expensed when determined to be uncollectible.

Income Taxes

The Company has federal and state net operating loss carry forwards as of March 31, 2010 that will expire over the following years:

Year Ending March 31,	Amount
2017	$ 4,461
2018	7,980
2019	25,986
2020	26,273
2021	3,094
2022	10,876
2023	538
2024	168,062
Total	$ 247,270

Note 1 - Summary of Significant Accounting Policies (continued)

The Company has a potential deferred tax asset of approximately $99,220 due to these net operating loss carry forwards, but due to the uncertainty of realizing these net operating losses, a reserve is set up for the same amount as the asset. Therefore, there is no balance sheet asset reported.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising Costs

The company expenses advertising costs as incurred. During fiscal year ended March 31, 2010, $243 was expensed for advertising and marketing.

Note 2 - Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2010, the Company's net capital and required net capital were $81,027 and $7,062, respectively. The ratio of aggregate indebtedness to net capital was 131%.

Note 3 - Lease Commitment

Under the terms of noncancellable leases for office space, office equipment and office furniture, minimum annual rentals, exclusive of additional payment which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending March 31,	Amount
2011	$ 88,867
2012	90,304
2013	91,780
2014	81,875
2015	77,718
Total	$ 430,544

Note 4 - Long Term Debt

	2010	2009
Capital lease payable - NEC Financial Payable in 36 monthly installments of $357.36 at 9.525% interest, per annum. Secured by telephone equipment.	$ 5,032	$ 8,344
Total Long Term Debt	5,032	8,344
Less: current portion	(3,820)	(3,542)
Net Long Term Debt	$ 1,212	$ 4,802

Maturities of long term debt are as follows:

Year Ending March 31,	Amount
2011	$ 3,820
2012 and Later	1,212
Total	$ 5,032

Note 5 - Common Stock Recapitalization

As of March 31, 2007, common stock consisted of 9,000 authorized, 9,000 issued and outstanding $.01 par value shares, respectively. On October 29, 2007, the Company issued a private placement memorandum and a stock recapitalization. On April 30, 2009, the Company issued a second private placement memorandum. As of March 31, 2010, authorized capital stock consists of 20,000,000 shares of no par value common stock and 2,000,000 shares of no par value preferred stock. As of March 31, 2010, 5,690,000 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

Note 6 - Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended March 31, 2010. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 7 - Treasury Stock

The Company repurchased 3,000 shares of common stock for the outstanding receivable of a shareholder during the fiscal year ended March 31, 2006 for $11,180. The Company is using the cost method to account for the treasury stock. As a result of the October 29, 2007 private placement memorandum and stock recapitalization, the 3,000 shares were exchanged for 1,200,000 shares and remain in the treasury as of March 31, 2010.

Cedar Creek Securities, Inc.
Computation of Net Capital and Aggregate Indebtedness
For the Years Ended March 31, 2010 and March 31, 2009

	2010	2009
Net Capital Computation		
Stockholders' equity at year end	$ 151,297	$ 104,084
Deductions:		
Nonallowable assets:		
Prepaid expenses	(2,335)	(4,183)
Nonallowable receivables	(15,000)	(15,000)
Net property and equipment	(28,330)	(27,413)
Other assets	(24,548)	(19,948)
Haircuts on security positions	(57)	(663)
Net Capital	$ 81,027	$ 36,877
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 7,062	$ 1,959
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement	$ 7,062	$ 5,000
Computation of Aggregate Indebtedness		
Total liabilities	$ 105,935	$ 29,393
Aggregate Indebtedness	$ 105,935	$ 29,393
Percentage of Aggregate Indebtedness to Net Capital	131%	80%

See notes to financial statements.

Cedar Creek Securities, Inc.
Computation of Net Capital and Aggregate Indebtedness
For the Years Ended March 31, 2010 and March 31, 2009

	2010	2009
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of March 31):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 162,147	$ 40,295
Changes due to audit:		
Increase in accrued commissions	(75,473)	-
Other miscellaneous audit adjustments	(5,647)	(3,418)
Net Capital Per Above	$ 81,027	$ 36,877

See notes to financial statements.


WB

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

EDWARD J WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
NILTJE M. HUDZ, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA

Independent Auditor's Report on Internal Control

To the Board of Directors,
Cedar Creek Securities, Inc.

In planning and performing our audits of the financial statements of Cedar Creek Securities, Inc. as of and for the years ended March 31, 2010 and March 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management of employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audits of the financial statements of Cedar Creek Securities, Inc. for the years ended March 31, 2010 and March 31, 2009, and this report does not affect our report thereon dated May 19, 2010. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not be used by anyone other than these specified parties.

Wolhaupter, Bogenberger & Co., S.C.

Waukesha, Wisconsin
May 19, 2010